Mail Stop 4561

December 5, 2007

Mr. Patrick Scanlon
Controller
Penseco Financial Services Corporation
150 North Washington Avenue
Scranton, PA 18503

> **Re:** **Penseco Financial Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2007, June 30, 2007, and September 30, 2007**
> **File No. 000-23777**

Dear Mr. Scanlon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Where indicated, we think you should revise your future disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006:

Exhibit 13 – 2006 Annual Report

Financial Highlights, page 2

1.   We note your disclosure of the non-GAAP per share measure "Earnings per share - Core." Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 indicates that disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

2.   As a related matter, if you continue to present non-GAAP measures in your future filings please confirm that you will provide all of the disclosure required by Item 10(e) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page 28 and 30

3.   We note that your accountants' reports are dated February 26, 2006. Please amend your Form 10-K to include appropriately dated reports from the accounting firm. Refer to Rule 2-02 of Regulation S-X.

4.   Please ensure that you file the entire text of the amended Items, Item 8 and 9A, in your Form 10-K amendment. In addition, file updated officer certifications.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Accounting Branch Chief